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                www.skadden.com

September 22, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

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100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings
Assistant Director

Re:	Comment Letter dated August 31, 2010
Ultrapar Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14950

Dear Mr. Owings:

By letter dated August 31, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on June 30, 2010 (the “2009 Form 20-F”) by Ultrapar Participações S.A. (“Ultrapar” or the “Company”).

On behalf of our client, Ultrapar, we are responding below to the comments contained in the Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Form 20-F for Fiscal Year Ended December 31, 2009

Documents on Display, page 125

1.	Please revise to reflect that the SEC’s public reference room has moved to 100 F Street N.E. Washington, D.C. and that the public reference rooms in Chicago and New York have been closed.

RESPONSE:

The Company takes note of the above comment and will revise its disclosure in its next annual report on Form 20-F and future filings to delete the references to the SEC’s regional offices in New York and Chicago and to refer to the current SEC’s public reference room at 100 F Street N.E., Washington, D.C.

Controls and Procedures, page 135

2.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE:

In its 2009 Form 20-F, the Company notes its intent was to use the term “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e) when affirming that “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms”. Accordingly, in response to the Staff’s comment, the Company’s Chief Executive Officer and Chief Financial Officer hereby confirm that the following statement was true as of December 31, 2009: “the Company’s disclosure controls and procedures were also effective as of December 31, 2009 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” The Company will revise its disclosure in its next annual report on Form 20-F and future filings to include the immediately preceding statement, if still true at that time.

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Audit Committee Financial Expert, page 137

3.	We note your disclosure that you will not appoint an audit committee financial expert, although your disclosure suggests that you have members of the council who may be performing in such capacity. In that regard, Item 16A, of Form 20-F requires an affirmative statement that you have determined a financial expert is serving on your fiscal council and if so, to identify the person and whether that person is independent or that you do not have anyone serving in that capacity. Please clarify.

RESPONSE:

In its 2009 Form 20-F, the Company notes that its fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act and Rule 10A-3(c)(3) of the Exchange Act. The Company did not appoint an independent financial expert on its fiscal council as set forth in Item 16A of Form 20-F as Brazilian law does not require a fiscal council member to have the same attributes of such a financial expert. However, the Company believes that its fiscal council members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. For example, one member of the Company’s fiscal council is a former partner of a major audit firm. In addition, other members of the Company’s fiscal council have served as the chief financial officer and controller of major Brazilian companies. The Company believes that there is a broad and suitable mix of business and financial experience on the fiscal council. The Company will revise its disclosure in its next annual report on Form 20-F and future filings to include this explanation with respect to the qualification of the members of its fiscal council, unless as a result of any future review a financial expert is appointed to the council.

* * *

We have attached hereto the Company’s written statement, as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or comments, please fee free to call me at +55 11 3708-1830.

Very truly yours,

By:	/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

cc:	Mr. Pedro Wongtschowski (Chief Executive Officer)

Mr. André Covre (Chief Financial and Investor Relations Officer)

Dra. Sandra Lopez Gorbe (Legal Counsel)

September 22, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings
Assistant Director

Re:	Comment Letter dated August 31, 2010
Ultrapar Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14950

Dear Mr. Owings,

By letter dated August 31, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on June 30, 2010 (the “2009 Form 20-F”) by Ultrapar Participações S.A. (“Ultrapar” or the “Company”).

In connection with our response to the Comment Letter, we confirm that:

•	Ultrapar is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F; and

•	Ultrapar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Ultrapar Participações S.A.

By:	/s/ Pedro Wongtschowski
Pedro Wongtschowski
Chief Executive Officer